ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

August 6, 2010

Mr. Jeffrey Riedler
Division of Corporation Finance
Mail Stop 4720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bohai Pharmaceuticals Group, Inc.
Registration Statement Form S-1/A (the “Registration Statement”)
Supplemental Response filed August 2, 2010 (“Supplemental Response #3”)
File No. 333-165149

Dear Mr. Riedler:

On behalf of Bohai Pharmaceuticals Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company’s supplemental responses to the Staff’s comments, which were set forth in a letter dated July 21, 2010.  These supplemental responses are intended to address two matters that were discussed with the Staff by telephone on August 5, 2010, and the supplemental responses are organized by question.

In addition, attached hereto as Exhibit A for the Staff’s consideration is an updated draft of a revised Footnote 12 to the Company’s unaudited financial statements for the period ended March 31, 2010 (“Draft Footnote 12”).

As was the case with Supplemental Response #3, the Company is submitting this response and revised Draft Footnote 12 prior to filing an additional pre-effective amendment to the Registration Statement in order to be both responsive to the Staff’s comments and to expedite the completion of the Staff’s review.  Once the Staff is satisfied with the Company’s position on these matters, the Company will file a pre-effective amendment to the Registration Statement in which the analysis and disclosure contained in the final Draft Footnote 12 will be included in revised financial statements and conformed to the remainder of the Registration Statement as applicable and will also make other’34 Act filings (or amendments to ’34 Act filings) as are necessary to reflect the final outcome of the Company’s discourse with the Staff.

1.	Net settlement criterion – readily convertible to cash

After further discussions with the Staff, and while not modifying its position that the registration status of (or availability of Rule 144 for) the shares of its common stock underlying its convertible notes is to be considered in determining whether such shares are readily convertible to cash, the Company proposes to simplify its disclosure in Draft Footnote 12 to only discuss that no derivative liability need be recognized with respect to the conversion option for the subject reporting period (March 31, 2010) because the market for the Company’s common stock is insufficiently active to absorb the quantity of shares being sold without significantly affecting the price.  The Company notes that this same treatment would apply for the period ended June 30, 2010.  As discussed with the Staff, the Company believes this approach is appropriate for the period ended March 31, 2010 (and prospectively at June 30, 2010) as the Company has the facts in hand to make this determination.

Mr. Jeffrey Riedler
August 6, 2010

Also, the Company has considered the additional matter as to whether, following effectiveness of the Registration Statement, and assuming sufficient market volume to absorb the conversion shares, any unregistered shares associated with convertible interest under the notes (the “Interest Shares”) would be excluded from any liability treatment on the basis that such shares would not be readily convertible to cash.  Although, based on discussions with the Staff and having considered the matter, the Company believes that the difference between the liability recognized with respect to (1) all unconverted principal of the notes versus (2) all unconverted principal plus unconverted interest would likely be immaterial (and would only last through January 5, 2011, when Rule 144 would be available for the Interest Shares), the Company proposes to resolve this issue by registering the maximum number of Interest Shares that may be issuable to avoid the need for further analysis in future periods (and, moreover, as a benefit to its investors).  The Company would propose to register such shares via pre-effective amendment to the Registration Statement and to pay any resulting registration fee.  The maximum number of interest shares would be calculated as follows:

Current quarterly interest = $11,500,000 principal outstanding x 8% = $230,000 in interest per quarter

$230,000 x 6 (number of quarterly interest payments remaining) = $1,380,000

$1,380,000 / $2.00 per share = 690,000 Interest Shares.

In summary, the Company’s treatment of the note conversion option for the financial statements to be included in the Registration Statement and at June 30, 2010 would be that a derivative liability should not be recognized because the market for the Company’s common stock was insufficiently active to absorb the quantity of shares being sold without significantly affecting the price (and, although the Company need not address this in its discussion, because the shares underlying the notes are not registered or saleable into the market under Rule 144).

For any reporting period subsequent to June 30, 2010, and assuming the Registration Statement is then effective, the Company will evaluate each then unconverted note to determine whether, at such date, the market for the Company’s common stock is sufficiently active to absorb all shares underlying each such note (i.e., those attributable to both principal and interest, as all of such shares would be registered) without significantly affecting the price.  If, on a note by note basis, there is sufficient volume to satisfy this test, the conversion option in such note will be recognized as a liability at fair value.

The Company submits that the foregoing should resolve the outstanding issues with respect to net settlement of the conversion option.

2.	Initial Valuation and Allocation of Proceeds

After further discussions with the Staff, the Company has reconsidered and proposes to amend its valuation of the common stock underlying its notes and warrants to value the notes and warrants in accordance with the methodology described in the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities. That methodology and the results of applying it to the issuance of the notes and warrants is described in Draft Footnote 12, attached as Exhibit A.

Mr. Jeffrey Riedler
August 6, 2010

*****

We thank the Staff in advance for its consideration of the foregoing and the revised Draft Footnote 12.  Should the Staff deem it productive to again discuss these matters via telephone, the Company would welcome this opportunity.

If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Bohai Pharmaceuticals Group, Inc.
Parker Randall CF (H.K.) CPA Limited

Mr. Jeffrey Riedler
August 6, 2010

Exhibit A

Revised Draft Footnote 12

12.           CONVERTIBLE PROMISSORY NOTES AND WARRANTS

On January 5, 2010, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) with 128 accredited investors (the “Investors”), the Company sold 6,000,000 units for aggregate gross proceeds of $12,000,000, each unit consisting of an 8% senior convertible promissory note in the principal amount of $2 and one common stock purchase warrant (each, an “Investor Warrant” and collectively, the “Investor Warrants”).  By agreement with the Investors, each investor received: (i) a single Note representing the aggregate number of Notes purchased by them as part of the units (each, a “Note” and collectively, the “Notes”) and (ii) a single Investor Warrant representing the aggregate number of Investor Warrants purchased by them as part of the units.

The Notes bear interest at 8% per annum, payable quarterly in arrears on the last day of each fiscal quarter of the Company.  No principal payments are required until maturity of the Notes on January 5, 2012.  Each Note, plus all accrued but unpaid interest thereon, is convertible, in whole but not in part, at any time at the option of the holder, into shares of the Company’s common stock, par value $0.001 per share, at a conversion price of $2.00 per share, subject to adjustment as set forth in the Note.  The 128 Notes issued have face amounts that range from $43,200 to $500,000.

The conversion price of the Notes is subject to standard anti-dilution adjustments for stock splits and similar events.  In addition, in the event the Company issues or sells any additional shares of Common Stock or instruments convertible or exchangeable for Common Stock at a price per share less than the conversion price then in effect or without consideration, then the conversion price upon each such issuance will be adjusted to that price determined by multiplying the conversion price then in effect by a fraction: (1) the numerator of which is the sum of (x) the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares of Common Stock plus (y) the number of shares of Common Stock which the aggregate consideration for the total number of such additional shares of Common Stock so issued would purchase at a price per share equal to the conversion price then in effect, and (2) the denominator of which is the number of shares of Common Stock outstanding immediately after the issuance of such additional shares of Common Stock. Notwithstanding any provision of the Note to the contrary, no adjustment will cause the conversion price to be less than $1.00, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.

The Notes contain certain Events of Default, including non-payment of interest or principal when due, bankruptcy, failure to maintain a listing of the Common Stock or to make required filings on a timely basis.  No premium is payable by the Company if an Event of Default occurs.  However, upon an Event of Default, and provided no more than 50% of the aggregate face amount of the Notes have been converted, the Investors holding Notes have the right to receive a portion, based on their pro-rata participation in the transaction, of 1,000,000 shares of the Company’s Common Stock that have been placed in escrow by the Company’s principal stockholder. The shares in escrow will be returned to the principal stockholder when 50% of the aggregate face amount of the Notes has been converted or, if later, when the Notes are repaid.

The Investor Warrants expire on January 5, 2013 and may be exercised by the holder at any time to purchase one share of Common Stock at an exercise price of $2.40 per share (subject to adjustment as set forth in the Investor Warrants).  The exercise price of the Investor Warrants is subject to adjustment in the same manner as the conversion price of the Notes described above, except that the exercise price will not be adjusted to less than $1.20, as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction.  The Investor Warrants may only be exercised for cash and do not permit the holder to perform a cashless exercise.

Mr. Jeffrey Riedler
August 6, 2010

In connection with the sale of the units, the Company paid its placement agents a cash fee of $1,200,000. In addition, the placement agents received warrants (the “Placement Agent Warrants” and, together with the Investor Warrants, the “Warrants”) to purchase 600,000 shares of Common Stock, which warrants are substantially identical to the Investor Warrants, except that, pursuant to separate lock-up agreements executed by the holders of the Placement Agent Warrants, the Placement Agent Warrants are not exercisable until the six month anniversary of the later of: (i) the date of effectiveness of the registration statement registering the resale of the Common Stock underlying the Notes and Warrants or (ii) the date of commencement of sales in connection with such registration statement.

In addition to the placement agent fee, the Company paid $370,000 of legal and other expenses.  As required by the Securities Purchase Agreement, $500,000 of the proceeds from the sale of the units were placed in escrow to pay investor relations expenses to be incurred by the Company and $240,000, equivalent to one quarter’s interest expense on the Notes, was also placed in escrow.  The interest escrow will be released to the Company at such time as 75% of all shares underlying the Notes have been issued upon conversion of Notes.  After payment of the placement agent fees and other expenses and the amounts required to be placed in escrow, the Company received net proceeds of $9,690,000.  At March 31, 2010, $731,491 remained in escrow and is included in Other Receivables and Prepayments (see Note 4).

The Company also entered into a Registration Rights Agreement with the Investors.  The Company agreed to file, no later than March 6, 2010, a registration statement to register the shares underlying the Notes and the Warrants and to have such registration statement effective no later than August 13, 2010.  The required registration statement was filed on March 2, 2010 but has not become effective as of March 31, 2010.  If the registration statement is not effective by the due date or if, after the effective date, sales of securities  included in the registration statement cannot be made (including, without limitation, because of a failure to keep the registration statement effective, to disclose such information as is necessary for sales to be made pursuant to the registration statement, to register a sufficient number of shares of Common Stock or to maintain the listing of the Common Stock) then, as liquidated damages (and in complete satisfaction and to the exclusion of any claims or remedies inuring to any holder of the securities) the Company is required to pay an amount in cash equal to 1% of the aggregate purchase price paid by the Investors on each of the following dates: (i) 20 days following the date of a Filing Failure; (ii) 20 days following the date of an Effectiveness Failure; (iii) 30 days following the initial day of a Maintenance Failure; (iv) on every thirtieth day thereafter (pro-rated for periods totaling less than thirty days) until such failure is cured. The payments to be made by the Company are limited to a maximum of 6% of the aggregate amount paid by the Investors ($720,000).  As of March 31, 2010, the Company does not expect to incur any registration delay payments and has not accrued any such payments.

On and effective as of June 30, 2010, the Company entered into an Amendment and Agreement with the Investors, pursuant to which the Company and the Investors agreed to make certain amendments to the Notes and the Warrants.  Pursuant to the Amendment, the anti-dilution protection provisions in the Notes and the Warrants were eliminated and a provision specifically precluding net cash settlement by the Company of the Notes and the Warrants was added.  In return, and subject to certain non-financing exceptions, the Company agreed not to issue any new equity securities at a price per share below $2.20 until the earlier of (i) January 5, 2013 or (ii) the date on which, collectively with any prior conversions or exercises of Notes and Warrants, 75% of the principal face value of the Notes in the aggregate has been converted into shares of Common Stock and Warrants representing, in the aggregate, 75% of the aggregate shares of Common Stock underlying the Warrants have been exercised.  This Amendment will not change the Company’s accounting for the Notes and the Warrants described below.

Mr. Jeffrey Riedler
August 6, 2010

Valuation

At the time the Notes and Warrants were issued, there had not been any market activity for the Common Stock.  Accordingly, determining the fair value of the Common Stock required the Company to make complex and subjective judgments.  The Company estimated the value of its enterprise as of January 5, 2010 based on a review of the enterprise value derived from the use of market and income valuation approaches.  The Company also reviewed an asset-based approach to assess whether the result of such an approach was consistent with the value derived from the market and income valuation approaches.  The market approach was based on the market price to earnings multiple for companies considered by management to be comparable to the Company.  The income approach was based on applying discount rates to estimated future net income.  The estimated enterprise value was then allocated to the Company’s existing outstanding Common Stock, the Notes and the Warrants using the option pricing method.  The option pricing method was based on the two year period to maturity of the Notes and the expected volatility used was based on a review of the historical volatility of companies considered by management to be comparable to the Company.

Based on the allocation of the estimated enterprise value, the Notes were valued at approximately $18.6 million, indicating a fair value for the 6,000,000 shares underlying the Notes of $3.10 per share.  The Investor Warrants and the Placement Agent Warrants were valued at $4,724,494 and $472,449, respectively.

Accounting for Convertible Notes

At January 5, 2010 and March 31, 2010, the conversion options embedded in the Notes are not derivative instruments as defined in FASB ASC 815-10-15-83 because the Notes do not permit or require net settlement, there is no market mechanism outside the contracts that permits net settlement and the shares to be received on conversion of the Notes are not readily convertible to cash. At the time the Notes were issued, there had not been any market activity for the Common Stock.  On March 31, 2010, an initial trade of 500 shares of the Common Stock occurred in the market, the only trading activity during that period.  The Notes can be exercised only in whole but not in part and through March 31, 2010 and continuing, there has been insufficient trading volume to permit the shares to be received on conversion of each Note to be readily sold in the market, thus precluding the shares to be received by the holder of each Note from being readily convertible to cash.

In future periods, whether or not the embedded conversion option in each Note is considered to be a derivative instrument will depend on whether or not the aggregate number of shares to be received on exercise of each of the 128 Notes, which Notes can be exercised only in whole but not in part, could be readily sold in the market without significantly affecting the market price of the Common Stock, thus permitting the shares received by the holder of each Note to be readily convertible to cash.  At each reporting date, the Company will re-evaluate each Note, based on the level of activity in the market for the Common Stock at that time, to determine whether or not the embedded conversion option in each Note is a derivative instrument.  Depending on the trading volume for the Common Stock that develops in the future and the face amount of each Note, the embedded conversion option may be considered a derivative instrument for some Notes but not for others and its status as a derivative instrument may vary from period to period.

Mr. Jeffrey Riedler
August 6, 2010

FASB ASC 815-10-15-74 provides that a contract which would otherwise meet the definition of a derivative instrument but that is both (a) indexed to a company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument.  FASB ASC 815-40-15 and 815-40-25 provide guidance for determining whether those two criteria are met.  Because the Company’s functional currency is the Renminbi but the Notes are denominated in U.S. Dollars, FASB ASC 815-40-15-7I provides that the embedded conversion options are not considered to be indexed only to the Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the conversion price of the Notes would be reduced if the Company issued securities at a lower exercise or conversion price.  Because the requirement that the instruments be indexed only to the Common Stock is not met, the exemption in FASB ASC 815-10-15-74 will not be available and the Company will account for the embedded conversion options in the Notes as derivative instrument liabilities, if and when the shares to be issued on conversion are considered to be readily convertible to cash.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.  If and when the embedded conversion option in any of the Notes first qualifies as a derivative instrument, the fair value at that time of the embedded derivative instrument  will be re-classified and separately recognized and subsequently marked-to-market each reporting period, as long as the embedded conversion option continues to qualify as a derivative instrument.  If the embedded conversion option ceases to be a derivative instrument, it will be marked-to-market as of the date of re-classification but thereafter will no longer be marked-to-market.

Warrants

Because the Company’s functional currency is the Renminbi but the Warrants are denominated in U.S. Dollars, the Warrants are not considered to be indexed only to the Common Stock.  Furthermore, prior to the June 30, 2010 Amendment described above, the criteria that the instruments be indexed only to the Common Stock was also not met because the exercise price of the Warrants  would be reduced if the Company issued securities at a lower exercise or conversion price.  In accordance with ASC 815-10-S99-4, the Warrants (including the Placement Agent Warrants) are accounted for at fair value, with changes in their fair value charged or credited to income each period.

At January 5, 2010, the Investor Warrants were valued at $4,724,494, as described above.  At March 31, 2010, the Investor Warrants were re-valued at $4,839,673 using a binomial model, based on the closing market price on that date of $2.10, a term equal to the remaining life of the Warrants, an expected dividend yield of 0%, a risk-free interest rate of 1.47% based on constant maturity rates published by the U.S. Federal Reserve applicable to the remaining life of the Warrants and estimated volatility of 65%, based on a review of the historical volatility of companies considered by management to be comparable to the Company.  .

The Placement Agent Warrants were initially valued at $472,449, as described above.  The cost of these instruments, together with the cash fees paid to the placement agents and the other fees and expenses paid by the Company, as described above, in the aggregate amount of $2,042,449, have been deferred and are being amortized on a straight-line basis over the two year period to maturity of the Notes. At March 31, 2010, the Placement Agent Warrants were re-valued at $483,967, based on the closing market price on that date of $2.10, a term equal to the remaining life of the Warrants, an expected dividend yield of 0%, a risk-free interest rate of 1.47% and estimated volatility of 65%.

The aggregate change in the value of the Investor and Placement Agent Warrants between January 5, 2010 and March 31, 2010 of $126,698 has been charged to income.

Mr. Jeffrey Riedler
August 6, 2010

Convertible Notes

The Investor Warrants were initially recorded at their fair value of $4,724,494 and the remainder of the $12,000,000 gross proceeds received from the Investors of $7,275,506 was allocated to the Notes.  Based on the proceeds allocated to the Notes, the Notes are convertible into Common Stock at an effective conversion price of approximately $1.21 per share.  Because the effective conversion price is less than the fair value of the Common Stock at the time the Notes were issued, the Company recognized a beneficial conversion feature, which was limited to the amount of proceeds allocated to the Notes of $7,275,506.  The Notes were initially recorded at a carrying value of zero and are being amortized, together with interest accruing on the Notes, to their maturity value over the period to maturity, at an effective interest rate of approximately 540% per annum.  Interest expense for the period ended March 31, 2010 was $347,793.  After payment of cash interest due on March 31, 2010 of $226,667, the amortized cost carrying value of the Notes at March 31, 2010 was $121,127.

Escrowed Shares

As of January 5, 2010 and at March 31, 2010, the Company’s principal stockholder is obligated to deliver 1,000,000 shares of Common Stock to the Investors if certain Events of Default occur (as defined in the Notes).  The fair value of this obligation is not considered to be material as the probability of such events occurring is currently considered to be minimal.  Accordingly, at January 5, 2010 and March 31, 2010, no liability for this obligation has been recognized.

Subsequent Conversions

On April 1, 2010, Notes with an aggregate face amount of $500,000 were converted into 250,000 shares of Common Stock.